Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
GDS Holdings Limited:

We consent to the use of our report with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement.

Our report refers to a change in the Company’s method of accounting for leases in 2019 due to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), and for revenue recognition in 2018 due to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606).

/s/ KPMG Huazhen LLP
KPMG Huazhen LLP

Shanghai, China
July 13, 2020